PARAMOUNT RESOURCES LTD.
MANAGEMENT INFORMATION AND PROXY CIRCULAR
AS AT MARCH 3, 2006
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
SOLICITATION OF PROXIES
This Management Information and Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management (“Management”) of PARAMOUNT RESOURCES LTD. (the “Corporation” or “Paramount”) to be used at the Annual and Special Meeting (“Meeting”) of holders of the Class A Common Shares (“Common Shares”) of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders.
The Notice of Meeting and Circular are accompanied by a form of proxy. Proxies are solicited by Management to be used at the Meeting or any adjournment thereof. Solicitations will be primarily by mail but also may be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of the Corporation. All costs of the solicitation by Management will be paid by the Corporation.
APPOINTMENT, EXECUTION, DEPOSIT AND REVOCATION OF PROXIES
The persons named in the enclosed proxy are directors of the Corporation. A shareholder desiring to appoint some other person to represent such shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper instrument of proxy and, in either case, delivering the completed proxy in the enclosed self-addressed envelope to either of (a) the registered office of the Corporation at 4700 – 888 Third Street S.W., Calgary, Alberta T2P 5C5, or (b) the Corporation’s transfer agent, Computershare Trust Company of Canada, Ninth Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department. To be valid, shareholders’ proxies must be deposited at either of the above addresses at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof. Failure to deposit a form of proxy shall result in its invalidation.
For a shareholder who is an individual, the form of proxy may be signed either by the individual or by his attorney authorized in writing. In the case of a shareholder which is a body corporate or an association, the proxy shall be in writing executed by a duly authorized officer or by an attorney thereof authorized in writing. Persons signing as executors, administrators or trustees should so indicate and must provide a true copy of the document establishing their authority. An authorized person(s) of a partnership should sign in the partnership name.
A shareholder who has signed and returned the enclosed form of proxy may revoke it (a) by signing a proxy bearing a later date and delivering same to the registered office of the Corporation or the Corporation’s transfer agent, Computershare Trust Company of Canada, at either of the above addresses at least 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof, or (b) as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by depositing written notice of revocation at the registered office of the Corporation or the Corporation’s transfer agent, Computershare Trust Company of Canada, at either of the above addresses at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or by delivering it to the Chairman of the Meeting, or (c) by attending and voting at the Meeting.

NOTICE TO BENEFICIAL HOLDERS OF SHARES
The information in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held. Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.
Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients. These instructions should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Inc. (formerly Independent Investor Communications Corporation) (“ADP”). ADP typically mails a scannable voting instruction form (“Voting Instruction Form”) in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the Voting Instruction Form to ADP by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to convey his or her voting instructions for the shares held by the Beneficial shareholder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote shares directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of a broker (or agent of the broker) a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the beneficially owned shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.
EXERCISE OF DISCRETION BY PROXIES
The persons named in the enclosed form of proxy will vote for or against or withhold from voting in accordance with the instructions of the security holder on any ballot that may be called for, and if the security holder specifies a choice with respect to any matter to be acted on, the securities shall be voted accordingly. In the absence of such specification such shares will be voted in favour of all matters set out in the proxy. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to any other matters which may properly come before the Meeting. At the time of printing this Circular, the Management of the Corporation knows of no such amendment, variation or matter to come before the Meeting other than the matters referred to in the enclosed Notice of Annual and Special Meeting of Shareholders, but if other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
On March 3, 2006, the Corporation had issued and outstanding 66,635,675 Common Shares without nominal or par value. The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall be entitled to one (1) vote in respect of each Common Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series at such meeting; provided that if the Corporation fails to pay the full amount of any dividend declared by the Board of the Corporation on the Common Shares on the date specified for payment of such dividend, then, for so long as any dividends remain in arrears on the Common Shares, the holders of the Common Shares shall be entitled to two (2) votes in respect of each Common Share held at all meetings of the shareholders of the Corporation.
To the knowledge of the directors and senior officers of the Corporation, the following persons or corporations beneficially own, directly or indirectly, or exercise control or discretion over, more than 10 percent of the voting rights attached to the Common Shares of the Corporation:
Clayton H. Riddell beneficially owns, directly or indirectly, and exercises control over 31,520,171 Common Shares representing 47.3 percent of the outstanding Common Shares of the Corporation.
RECORD DATE
The record date for the Meeting is March 29, 2006. Shareholders of record at the close of business on the record date are entitled to receive notice of and to attend and vote at the Meeting. A shareholder named on the list will be entitled to vote the shares shown opposite the shareholder’s name at the Meeting except to the extent that:
(a)	the shareholder has transferred the ownership of any such shares after the record date; and

(b)	the transferee of those shares produces properly endorsed share certificates or otherwise establishes that the transferee owns the shares and demands not later than ten days before the Meeting that the transferee’s name be included on the list, in which case the transferee is entitled to vote those shares at the Meeting.
When any share is held jointly by several persons, any one of them may vote at the Meeting, in person or by proxy, in respect of the share. If, however, more than one of them shall be present at the Meeting, in person or by proxy, and such joint owners disagree as to any vote to be cast, the joint owner whose name appears first in the register of shareholders maintained by the transfer agent of the Corporation shall be entitled to cast the vote in person or by proxy.
BUSINESS OF THE MEETING
The business to be conducted at the Meeting shall include the election of the Board of Directors (the “Board”) to hold office until the next annual meeting of the Shareholders and the placing before the Shareholders the financial statements of the Corporation for the previous financial year. Additionally, Shareholders will be asked at the Meeting to pass a resolution to appoint Ernst &Young LLP as auditors of the Corporation.
Shareholders will also be asked to pass a resolution to approve certain options granted under the Corporation’s Stock Option Plan and amendments to the Corporation’s Stock Option Plan, all as described below in the section “Approval of Options Granted under the Option Plan and Amendments to the Option Plan”.
ELECTION OF DIRECTORS
The Articles of the Corporation provide that the Board shall consist of a minimum of three and a maximum of twelve directors. The number of directors proposed to be elected at the Meeting is eleven, each of whom shall serve until their respective successors are elected or appointed, as described below.

The persons named as attorney and proxy in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below, all of whom are now members of the Board and have been since the dates indicated below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should for any reason occur prior to the Meeting, the persons named in the enclosed proxy reserve the right to use their discretion in voting for another nominee unless the shareholder has specified in the proxy that the proxy is without authority to vote on the election. Each director elected will hold office until the next annual meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated. All proposed nominees have consented to be named in this Circular to stand for election and to serve as directors if elected.
The Board has no Executive Committee. A Lead Director has been appointed, and Mr. Roy currently holds this position. The Board has four committees: an Audit Committee comprised of Messrs. Gorman (Chair), MacInnes, Roy and Thomson; a Compensation Committee comprised of Mr. C. H. Riddell, Chairman of the Board and CEO of the Corporation (Chair), and Messrs. MacInnes and Roy; an Environmental, Health and Safety Committee comprised of Messrs. Wylie (Chair), MacInnes and Roy; and a Corporate Governance Committee comprised of Messrs. Roy (Chair and Lead Director), Gorman, Jungé, MacInnes and Thomson.
The following table states the names of all the persons proposed to be nominated for election as directors, other positions and offices with the Corporation presently held by them, their principal occupations or employment, the year in which they became directors of the Corporation, and the approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction was exercised, by each of them as of March 3, 2006.

C. H. Riddell Chief Executive Officer Paramount Resources Ltd. Director Since: 1978 Shareholdings: 31,520,171(1) Options: 625,000	C. H. Riddell. Mr. Riddell has been the Chairman of the Board and Chief Executive Officer since 1978. Until June 2002 he was also the President. He is the Chairman of the Board of Paramount Energy Operating Corp., a wholly-owned subsidiary of Paramount Energy Trust, and Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy Energy Trust. Mr. Riddell is also the Chairman of the Board of Newalta Income Fund and its wholly–owned subsidiary, Newalta Corporation, and a director of Duvernay Oil Corp. He graduated from the University of Manitoba with a Bachelor of Science (Honours) degree in Geology and is currently a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Association of Petroleum Producers, the Canadian Society of Petroleum Geologists, and the American Association of Petroleum Geologists.

J. H. T. Riddell(3) President and Chief Operating Officer Paramount Resources Ltd. Director Since: 2000 Shareholdings: 468,686 Options: 640,000	J. H. T. Riddell. Mr. Riddell has been the President and Chief Operating Officer since June 2002 and a director since 2000. From May 1991 until June 2002, he held various positions with the Corporation. Mr. Riddell is also President and Chief Executive Officer of Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy Energy Trust. He graduated from Arizona State University with a Bachelor of Science degree in Geology and from the University of Alberta with a Master of Science degree in Geology.

J. C. Gorman Retired Director Since: 2002 Shareholdings: 2,001 Options: 32,000	J. C. Gorman. Mr. Gorman has been a director of the Corporation since 2002. He was employed with ECT Canada from 1996 to 2000, retiring as Chairman of the Board. Previously he was a corporate banker with Bank of Montreal from 1972 to 1996, retiring as Senior Vice President, Natural Resources Group. Mr. Gorman obtained a Bachelor of Arts degree from the University of Ottawa and a Master of Business Administration degree from the University of Western Ontario.

D. Jungé, C.F.A.(2) Chairman Pitcairn Trust Company (Trust Company) Director Since: 2000 Shareholdings: 271,467 (2) Options: 38,750	D. Jungé. Mr. Jungé has been a director of the Corporation since 2000. He is the Chairman of the Board of the Pitcairn Trust Company. Mr. Jungé also holds a number of director and trustee positions with philanthropic organizations. Mr. Jungé obtained a Bachelor of Science degree in Economics and Finance from Lehigh University, was designated a Chartered Financial Analyst by the Institute of Chartered Financial Analysts in 1978 and is a member of the Financial Planning Association and the Association for Investment Management and Research.

D. M. Knott General Partner Knott Partners, L.P. (Investment Company) Director Since: 1998 Shareholdings: 2,155,601 Options: 45,750	D. M. Knott. Mr. Knott has been a director of the Corporation since 1998. He is the Managing General Partner of Knott Partners, LP and the Chief Executive Officer of Dorset Management Corp. Mr. Knott is also a trustee of several philanthropic organizations. Mr. Knott graduated from the University of Pennsylvania with a Bachelor of Arts degree in Political Science and a Master of Business Administration degree in finance from the University of Pennsylvania’s Wharton School.

W. B. MacInnes, Q.C. Retired Director Since: 1978 Shareholdings: 7,001 Options: 24,500	W. B. MacInnes. Mr. MacInnes has been a director of the Corporation since 1978. From 2001 to 2004 he was counsel to Gowling Lafleur Henderson llp. Prior thereto he was a partner with, and counsel to, Ballem MacInnes llp. Mr. MacInnes graduated from the University of Manitoba with a Bachelor of Laws (Honours) degree and is a member of the Canadian Bar Association.

V. S. A. Riddell Business Executive Director Since: 1978 Shareholdings: 862,151 Options: 32,000	V. S .A. Riddell. Ms. Riddell has been a director of the Corporation since 1978.

S. L. Riddell Rose President and Chief Executive Officer, Paramount Energy Operating Corp. Director Since: 2000 Shareholdings: 178,812 Options: 45,750	S. L. Riddell Rose. Ms. Riddell Rose has been a director of the Corporation since 2000. She is the President and Chief Executive Officer of Paramount Energy Operating Corp., a wholly-owned subsidiary of Paramount Energy Trust. She was employed by the Corporation from 1990 until June 2002 culminating in the position of Corporate Operating Officer. Prior to joining the Corporation, she was a geological engineer with Shell Canada Limited. Ms. Riddell Rose graduated from Queen’s University with a Bachelor of Science degree in Geological Engineering. Ms. Rose is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, and the American Association of Petroleum Geologists, and is on the Board of Governors of the Canadian Association of Petroleum Producers.

J. B. Roy Independent Businessman Director Since: 1981 Shareholdings: 7,501 Options: 45,750	J. B. Roy. Mr. Roy has been a director of the Corporation since 1981. He is an independent businessman. Prior to December 1, 2003, he was the Vice-President and Director, Investment Banking of Jennings Capital Inc. From 1970 to 1996, he held various positions at Greenshields Incorporated and its successor, Richardson Greenshields of Canada Ltd. Mr. Roy graduated from Queen’s University with a Bachelor of Science degree in Mechanical Engineering and received a Diploma in Management from McGill University. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

A. S. Thomson President, Touche Thomson & Yeoman Investment Consultants Ltd. Director Since: 1992 Shareholdings: 8,001 Options: 45,750	A. S. Thomson. Mr. Thomson has been a director of the Corporation since 1992. He is the President of Touche Thomson & Yeoman Investment Consultants Ltd. Mr. Thomson graduated from the University of St. Andrews with a Master of Arts (Honours) degree in Political Economy and Geography. He is a former President of both the Alberta Society of Financial Analysts and the Economics Society of Alberta.

B. M. Wylie Business Executive Director Since: 1978 Shareholdings: 22,209 Options: 24,500	B. M. Wylie. Mr. Wylie has been a director of the Corporation since 1978 and was Executive Vice President and Vice President, Land until 1996. He graduated from the University of California, Berkeley, with a Bachelor of Arts degree. Mr. Wylie is a member of the American Association of Professional Landmen and the Canadian Association of Professional Landmen, and is on the Canadian Association of Petroleum Producers Committee.

(1)	22,910,100 of these shares are held by Warner Investment Holdings Ltd., 7,030,170 are held by Dreamworks Investment Holdings Ltd. and 1,307,100 are held by Paramount Oil & Gas Ltd. and its subsidiaries, in all of which C .H. Riddell is the controlling shareholder.

(2)	Mr. Jungé is Chairman of Pitcairn Trust Company that owns, in a fiduciary capacity as trustee or investment advisor for clients, 616,737 Common Shares of Paramount Resources Ltd. Of these shares, 90,630 are owned by trusts for which Mr. Jungé serves as a co-trustee, and 271,467 are beneficially owned, directly or indirectly, by Mr. Jungé.

(3)	Mr. J. H. T. Riddell was a director of Jurassic Oil and Gas Ltd. (“Jurassic”), a private oil and gas company, within one year prior to such company becoming bankrupt. Jurassic’s bankruptcy was subsequently annulled.

The information as to shares owned directly or indirectly by each nominee, not being within the knowledge of the Corporation, has been furnished by the nominee.
EXECUTIVE COMPENSATION
The following table and notes thereto provide a summary of compensation earned during each of the three most recently completed financial years by the Chief Executive Officer, Chief Financial Officer and the three next most highly compensated executive officers of the Corporation (the “Named Executive Officers”).
SUMMARY COMPENSATION TABLE

					Long-term
NEO Name		Annual Compensation(1)			Compensation	All Other
and Principal Position	Year	Salary		Bonus	Share Options	Compensation
		($)		($)	Granted (#)	($)

Clayton H. Riddell	2005	353,250		309,800	200,000	—
Chief Executive Officer	2004	329,200			—	—
	2003	329,200			436,000	—

Bernard K. Lee	2005	228,250	(2)	162,311	50,000	—
Chief Financial Officer	2004	200,950			—	—
	2003	118,108	(3)		100,000	—

James H. T. Riddell	2005	353,250		1,309,800	325,000	—
President and	2004	292,750		810,000	—	—
Chief Operating Officer	2003	232,250			310,000	—

Charles E. Morin	2005	228,250	(2)	164,072	50,000	—
Corporate Secretary	2004	203,050			—	—
	2003	193,250			68,000	—

Geoffrey W. P. McMillan	2005	168,250		13,724	22,000
Corporate Operating Officer	2004	160,000			—	12,000 (4)
	2003	152,250			36,000	3,000 (4)

Notes:

(1)	“Other Annual Compensation” has not been included in the Summary Compensation Table because it is less than $50,000 and 10 percent of the individual’s salary and bonus for the periods indicated.

(2)	The amounts shown as salary for Mr. Lee and Mr. Morin in 2005 include $91,558 and $92,932, respectively, which have been allocated to, and reimbursed by, Trilogy Energy Ltd., the administrator of Trilogy Energy Trust, for services rendered by these individuals in their capacities as officers of Trilogy Energy Ltd., pursuant to a Services Agreement dated April 1, 2005, between Paramount Resources, a wholly-owned subsidiary of the Corporation, and Trilogy Energy Ltd., under which Paramount Resources provides administrative and operating services to Trilogy Energy Trust and its subsidiaries.

(3)	Partial Year – Mr. Lee was hired May 26, 2003. If he had been employed for a full year, his salary in 2003 would have been $191,250.

(4)	Payments made under the Stock Option Plan and under the Share Appreciation Rights Plan which has been replaced by the Stock Option Plan.
INCENTIVE PLANS – SHARE APPRECIATION RIGHTS PLAN
The Corporation no longer grants share appreciation rights (“SARs”) under the Share Appreciation Rights Plan (“SARP”) which was established by a resolution of the Board of Directors of the Corporation on October 19, 1994, and was replaced by the Stock Option Plan.
INCENTIVE PLANS – STOCK OPTION PLAN
A Stock Option Plan (the “Option Plan”) was approved by the Board at a meeting held on November 30, 2000, and was approved by the shareholders at the annual and special meeting of the shareholders held on June 14, 2001. The Option Plan enables the Corporation’s Board or the Compensation Committee of the Board to grant to key employees, officers and non-management directors of the Corporation options to acquire Common Shares. The addition of non-management directors as eligible optionholders was approved by the Board in June 2003 and ratified by the shareholders at the annual and special meeting of shareholders held on June 2, 2004.
As at March 3, 2006, there were options to acquire 4,850,225 Common Shares outstanding under the Option Plan representing approximately 7.28 percent of the total number of outstanding Common Shares as at such date. Any Common Shares subject to an option that expires or terminates without having been fully exercised may be made the subject of a further option. The Option Plan authorizes a maximum of 5,900,000 Common Shares to be issued pursuant to options granted under the Option Plan.
At the Meeting, shareholders will be asked to approve certain options granted under the Option Plan and amendments to the Option Plan to make it a “rolling” 10 percent stock option plan instead of a fixed number stock option plan. See the heading “Approval of Options Granted under the Option Plan and Amendments to the Option Plan” below.
The exercise price of an option will be no lower than the closing price on the Toronto Stock Exchange of the Common Shares on the day preceding the date of grant. Upon exercise of options under the Option Plan, optionholders may be entitled to receive, at their election, either a share certificate for the Common Shares or a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of Common Shares in respect of which the option is exercised; the “market price” being the weighted average trading price of the Corporation’s Common Shares on the Toronto Stock Exchange for the five (5) trading days preceding the date of exercise. In no circumstances will either the optionholder or the Corporation, at any time, be obligated to surrender options or accept the surrender of options, as the case may be. Where the cash payment is received upon the exercise of an option, the right to the underlying Common Shares is forfeited and such number of Common Shares are returned to the shares reserved and available for future option grants.
Each option (unless sooner terminated in accordance with the terms, conditions and limitations of the option) shall be exercisable during such period, not exceeding ten years from the date the option was granted as the Board may determine. Options currently outstanding under the Option Plan have various vesting terms and termination dates. All currently outstanding options terminate no later than 2011.
The maximum number of Common Shares that may be reserved for issuance to insiders pursuant to options granted under the Option Plan and any other share compensation arrangement, in the aggregate and within any one-year period, is 10 percent of the number of Common Shares outstanding. The maximum number of Common Shares that may be issued to any one insider (and such insider’s associates) under the Option Plan and any other share compensation arrangement within a one-year period is 5 percent of the number of Common Shares outstanding.
In the event an optionholder ceases to be employed with, or a director of, the Corporation for any reason, other than death, whether by resignation, retirement, long-term disability, dismissal or otherwise, the optionholder shall have sixty (60) days from the date of such termination, subject to such shorter or longer period as may be otherwise determined by the Board and specified in an option agreement (such period in any event not to exceed three (3) years) to exercise the then remaining vested number of options. The option agreements governing all of the outstanding options specify a shorter period of three (3) days for such exercise except for situations involving retiring employees who are 60 years of age or older and directors who resign or who are not re-elected as directors, in which cases they shall have 60 days from the date of such retirement or ceasing to act as a director. At the sole discretion of the Board, an option will be exercisable by an optionholder as to 100 percent of the optioned Common Shares or any part thereof on and after a change of control or a sale of all or substantially all of the Corporation’s assets.
An option may be exercised only by the optionholder and will not be assignable, except on death. An optionholder only has rights as a shareholder of the Corporation with respect to Common Shares that the optionholder has acquired through exercise of an option. Nothing in the Option Plan or in any option agreement confers on any optionholder any right to remain as an officer, director or employee of the Corporation or any subsidiary.
Adjustments will be made to the number of Common Shares delivered to an optionholder upon exercise of an option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to options granted under the Option Plan in certain circumstances, such as a stock split, consolidation, reorganization, merger, dissolution, or sale of all or substantially all of the assets of the Corporation; provided however, that in the case of a reorganization, merger, dissolution or sale of all or substantially all of its assets, the Corporation may satisfy any obligation to an optionholder by paying an amount in cash equal to the difference between the fair market value (as determined by the Board) of the securities to which the optionholder would be entitled upon such event and the exercise price of all unexercised options.
The Board may amend, suspend or terminate the Option Plan in whole or in part, subject to obtaining any required stock exchange or regulatory approval. No such amendments, suspension or termination shall adversely affect rights under any outstanding options without the consent of the optionholder thereunder.
STOCK OPTIONS RESTRUCTURED DURING 2005
Effective April 1, 2005, with the spinout (the “Trilogy Spinout”) of Trilogy Energy Trust (“Trilogy”), all of the Corporation’s existing stock options (each a “Paramount Option”) were replaced with Paramount Post-Arrangement Options and Holdco Options as each term is defined and more particularly described in the Corporation’s Information Circular in respect of the Trilogy spinout dated February 28, 2005. A Paramount Post-Arrangement Option and a Holdco Option issued in replacement of a Paramount Option each related to the same number of Common Shares and Holdco Shares (which derive their value from Trilogy trust units), respectively, as the number of old common shares issuable under the replaced Paramount Option and had the same aggregate exercise price as the replaced Paramount Option, with the respective exercise prices being determined based on the Common Share weighted average trading price and the Trilogy trust unit weighted average trading price. The stock option restructuring was intended to preserve, but not enhance, the economic benefit to the Corporation’s optionholders.
Each Paramount Post-Arrangement Option is subject to the Option Plan and is identical to the Paramount Option which it replaced, except that:
a)	it entitles the holder to acquire Common Shares instead of old common shares (no difference in economic value);

b)	the exercise price was determined by multiplying the exercise price of the original Paramount Option by the fraction determined by dividing the Common Share weighted average trading price by the sum of the Common Share weighted average trading price and the Trilogy trust unit weighted average trading price; and

c)	the provisions relating to termination in the event of ceasing to be an employee of the Corporation only apply in the event the optionholder is no longer employed by either the Corporation or Trilogy.
The Holdco Options are not subject to the Option Plan. Each Holdco Option entitles the holder thereof to acquire from Paramount the same number of common shares of Holdco as the number of old common shares issuable under the holder’s original Paramount Option. The exercise price is the exercise price of the original Paramount Option less the exercise price of the related Paramount Post-Arrangement Option. The vesting dates and expiry date are the same as the original Paramount Option and the termination provisions are the same as for the related Paramount Post-Arrangement Option.
Holdco’s shares are not listed for trading on any stock exchange. As a result, holders of Holdco Options have the right, alternatively, to surrender vested options for cancellation in return for a cash payment from Paramount. The amount of the payment in respect of each Holdco share subject to the surrendered Holdco Option, is the difference between the fair market value of a Holdco share at the date of surrender and the exercise price. The fair market value of a Holdco share is based on the market price of the Trilogy trust units and any after-tax cash and investments (resulting from distributions on the Trilogy trust units) held by Holdco. Pursuant to the Trilogy Spinout, the Corporation transferred to Holdco, from the Trilogy trust units held by it, a total of 2,279,500 trust units, being that number of Trilogy trust units equal to the number of old common shares issuable pursuant to Paramount Options then outstanding, in consideration for an equal number of common shares of Holdco. These Trilogy trust units are the only assets of Holdco.
Paramount intends that all Trilogy trust units transferred to Holdco for purposes of the Holdco Options, and all distributions thereon, will be retained by Holdco until there are no longer any Holdco Options outstanding.

The replacement of the Paramount Options with Paramount Post-Arrangement Options and Holdco Options was approved as part of the Trilogy Spinout by Paramount shareholders at the special meeting of shareholders held on March 28, 2005.
The following table sets out the revised exercise prices for the options held by the Named Executive Officers.

		Securities under	Exercise Price per			Length of Original
		Option Before and	old Common Share at			Option Term
Name and Principal	Date of	After the	Time of	New Exercise Price	New Exercise Price	Remaining at Date of
Position	Restructuring	Restructuring	Restructuring	per Common Share	per Holdco Share	Restructuring

C. H. Riddell	April 1/05	60,000	$9.07	$4.40	$4.67	1 year to Apr. 30/06
Chief Executive Officer	April 1/05	45,000	$9.00	$4.37	$4.63	2 years to Apr. 30/07
	April 1/05	37,500	$8.91	$4.33	$4.58	3 years to Apr. 30/08

B. K. Lee	April 1/05	69,000	$9.00	$4.37	$4.63	2 years to Apr. 30/07
Chief Financial Officer	April 1/05	20,000	$8.91	$4.33	$4.58	3 years to Apr. 30/08

J. H. T. Riddell	April 1/05	40,000	$9.07	$4.40	$4.67	1 year to Apr. 30/06
President and Chief	April 1/05	80,000	$9.00	$4.37	$4.63	2 years to Apr. 30/07
Operating Officer	April 1/05	75,000	$8.91	$4.33	$4.58	3 years to Apr. 30/08

C. E. Morin	April 1/05	12,000	$9.07	$4.40	$4.67	1 year to Apr. 30/06
Corporate Secretary	April 1/05	12,000	$9.00	$4.37	$4.63	2 years to Apr. 30/07
	April 1/05	15,000	$8.91	$4.33	$4.58	3 years to Apr. 30/08

G. W. P. McMillan	April 1/05	8,000	$9.07	$4.40	$4.67	1 year to Apr. 30/06
Corporate Operating	April 1/05	15,000	$9.00	$4.37	$4.63	2 years to Apr. 30/07
Officer	April 1/05	10,000	$8.91	$4.33	$4.58	3 years to Apr. 30/08

The following options were granted during 2005 to the Named Executive Officers.
STOCK OPTION GRANTS FOR THE FINANCIAL YEAR
ENDED DECEMBER 31, 2005

				Market Value of
	Stock Options	% of Total Options		Shares Underlying
Name and Principal Position	Granted	Granted in	Exercise Price per	Options on the Date
	(#)	Financial Year	Share	of Grant	Expiration Date

C. H. Riddell Chief Executive Officer	200,000	9.18%	$13.54	$13.54	April 30, 2010

B. K. Lee Chief Financial Officer	50,000	2.30%	$13.54	$13.54	April 30, 2010

J. H. T. Riddell President and Chief Operating Officer	325,000	14.92%	$13.54	$13.54	April 30, 2010

C. E. Morin Corporate Secretary	50,000	2.30%	$13.54	$13.54	April 30, 2010

G. W. P. McMillan Corporate Operating Officer	22,000	1.01%	$13.54	$13.54	April 30, 2010

The following options were exercised or surrendered during 2005 by the Named Executive Officers.
STOCK OPTIONS EXERCISED OR SURRENDERED FOR CASH DURING 2005
AND YEAR-END VALUES AT DECEMBER 31, 2005

					Value of Unexercised
	Securities Acquired		Unexercised Stock Options at		in-the-Money Stock Options at
Name and	on	Aggregate Value	Financial Year End		Financial Year End(1)
Principal Position	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)

C. H. Riddell	453,500	7,746,825	95,000	247,500	2,519,050	4,733,175
Chief Executive Officer

B. K. Lee	22,900	638,652	16,100	100,000	427,333	2,194,900
Chief Financial Officer

J. H. T. Riddell	205,000	3,750,850	105,000	415,000	2,785,450	8,031,700
President and Chief Operating Officer

C. E. Morin	65,000	1,327,390	23,000	66,000	610,030	1,292,880
Corporate Secretary

G. W. P. McMillan	10,500	174,472	20,500	32,000	543,725	647,420
Corporate Operating Officer

(1)	Based upon the closing price of a Common Share on the Toronto Stock Exchange on Friday, December 30, 2005, of $30.90.
HOLDCO OPTIONS SURRENDERED FOR CASH DURING 2005
AND YEAR-END VALUES AT DECEMBER 31, 2005

					Value of Unexercised
			Unexercised Stock Options at		in-the-Money Stock Options at
Name and	Securities	Aggregate Value	Financial Year End		Financial Year End(1)
Principal Position	Surrendered	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)

C. H. Riddell	—	—	95,000	47,500	1,972,325	988,300
Chief Executive Officer

B. K. Lee	—	—	39,000	50,000	810,920	1,039,500
Chief Financial Officer

J. H. T. Riddell	—	—	105,000	90,000	2,181,550	1,872,700
President and Chief Operating Officer

C. E. Morin	—	—	23,000	16,000	477,710	332,980
Corporate Secretary

G. W. P. McMillan	10,500	185,590	12,500	10,000	259,875	208,050
Corporate Operating Officer

(1)	Based upon the value of Holdco shares using a closing price of a Trilogy trust unit on the Toronto Stock Exchange on Friday, December 30, 2005, of $23.80.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS
The Option Plan is the only compensation plan under which equity securities of the Corporation have been authorized for issuance. As of December 31, 2005, there was an aggregate of 3,910,175 options outstanding under the Option Plan, the details of which are as follows.

Number of securities
remaining available
	Number of		for future issues
	securities to be		under equity
	issued upon	Weighted-average	compensation plans
	exercise of	exercise price of	(excluding securities
Plan Category	outstanding options	outstanding options	reflected in column (a))
	(a)	(b)	(c)

Equity compensation plans approved by securityholders – Option Plan	3,910,175	$10.22	(81,750	)(1)

Equity compensation plans not approved by securityholders	None	None	None

Total	3,910,175

(1)	See heading “Approval of Options Granted under the Option Plan and Amendments to the Option Plan” for the proposed resolution to amend the Option Plan to change the number of authorized and unissued Common Shares that may be subject to options outstanding under the Option Plan at any time to a “rolling” 10 percent of the number of outstanding Common Shares from time to time.
COMPOSITION OF COMPENSATION COMMITTEE
The Compensation Committee is comprised of Mr. C. H. Riddell, the Chief Executive Officer who is Chairman of the Board and Chair of the Committee, and Messrs. W. B. MacInnes and J. B. Roy. Mr. Riddell is also a member of the Compensation Committee of Paramount Energy Operating Corp., a wholly-owned subsidiary of Paramount Energy Trust, and is Chair of the Compensation Committee of Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy Energy Trust.
COMPENSATION COMMITTEE REPORT
The role of the Board is to assess the performance, and review succession plans, of key executive positions. It is the responsibility of the Compensation Committee of the Board to make recommendations on executive compensation matters.
The compensation philosophy of the Corporation is to be competitive with other natural resource companies in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within the Corporation. The compensation practice for executives is built around reward systems that recognize financial results and individual performance. Currently, three primary components comprise the compensation program: base salary, a stock incentive program and long-term incentives provided through periodic stock option grants.
Base Salary — Base ranges are approved by the Compensation Committee. The base rates are intended to be competitive in the market applicable to the Corporation’s business and are intended to allow the organization to recruit and retain qualified employees. The Corporation subscribes to a compensation survey prepared by an independent consultant to provide data to support the development of competitive compensation plans.
Stock Incentive Program (“SIP”) — The intent of the SIP is to reward employees who have met or exceeded their goals and shown exceptional performance which has contributed to the success of the Corporation, as well as to encourage long-term investment and ownership of the Corporation’s shares. The awards are made annually, subject to specified company targets being met, and are at the discretion of the CEO. Each employee also has an individual target as determined by the CEO. The monetary value of the award is determined and divided by the fair market value of the Corporation’s shares, calculated as the five-day weighted average trading price on the Toronto Stock Exchange, in order to determine the number of shares an employee is granted. The awarded shares are purchased on the open market by a trustee on behalf of the grantees. One-third of the shares granted vest immediately; one-third vest one year later and the last third vest two years later.
Long-Term Incentives — Long-term compensation is comprised of share options which are granted periodically at the discretion of the Compensation Committee of the Board based upon the recommendations of the CEO. These are intended to focus executives on the long-term goals of the Corporation and the interests of the shareholders. Options are also granted to provide key employees who have had significant responsibility for the management, growth and future success of the Corporation with an opportunity for rewards as a result of share price increases. Grants of stock options generally have a four-year vesting term and hold no value if the stock price does not appreciate. By this approach, executive and shareholder interests are closely aligned.
Compensation of Chief Executive Officer (“CEO”)
On an annual basis, the Compensation Committee reviews the compensation of Mr. C. H. Riddell, the CEO of the Corporation, and makes a recommendation to the Board for approval. In evaluating the compensation of Mr. Riddell, the Committee considers his general management expertise and experience. In addition to financial results, the Committee considers factors relevant to the natural resource industry and the overall public image of the Corporation. The evaluation against these criteria is directly related to the incentive payments awarded. In 2005, a comparison was made to compensation paid to chief executive officers of similar-sized corporations.
For 2005 Mr. Riddell received a base salary of $353,250 (a 7.31 percent increase from 2004).

Submitted on behalf of the Compensation Committee

C. H. Riddell, Chair
W. B. MacInnes
J. B. Roy

STOCK PERFORMANCE GRAPH*
Total Shareholder Return Index

	2000/12	2001/12	2002/12	2003/12	2004/12	2005/12
Paramount Resources Ltd.	100.00	82.46	87.72	90.15	232.07	538.74
S&P/TSX Oil & Gas Exploration & Production	100.00	103.23	119.92	144.08	202.69	351.97
S&P/TSX Oil & Gas Industry	100.00	109.58	123.96	156.49	203.68	332.98
S&P/TSX Composite Index	100.00	87.43	76.55	97.01	111.06	137.85
Assuming an investment of $100 and the reinvestment of dividends

*prepared by Hay Group Limited
Assuming an investment of $100 and the reinvestment of dividends, including the dividend-in-kind of trust units of Paramount Energy Trust paid in February 2003. For purposes of this graph, it has been assumed that the one trust unit paid out for every 6.071646 Common Shares of the Corporation and the three trust units acquired upon exercise of the accompanying rights offered by Paramount Energy Trust were sold and the proceeds (net of the exercise price of the rights and without taking brokerage fees into account) were used to buy Common Shares of the Corporation at the closing price on February 12, 2003, the dividend payment date.
Also including the one-for-one spinout of one Trilogy Energy Trust unit for every common share of Paramount held on April 1, 2005. For purposes of this graph, it has been assumed that the one trust unit was sold on the first day of trading on April 6, 2005, and the net proceeds were used to buy Common Shares of the Corporation.
CORPORATE GOVERNANCE
The Corporation is committed to implementing effective and best practices in corporate governance. In this regard, in 2003, the Corporate Governance Committee of the Board undertook an in-depth review of its corporate governance practices with a view to assessing, and where appropriate, updating its current governance practices. The Corporate Governance Committee provides a focus on corporate governance that seeks to enhance corporate performance and ensure, on behalf of all stakeholders, that the Corporation has an effective corporate governance regime.

The Committee is presently comprised of J. B. Roy (Chair and Lead Director), J. C. Gorman, D. Jungé, W. B. MacInnes and A. S. Thomson. All members are unrelated, independent and non-management directors as defined by applicable securities regulators.
In developing its approach to governance, the Committee has given consideration to applicable legislation, the Corporation’s by-laws, the organization, structure and ownership of the Corporation as well as to existing policies reflecting the Corporation’s values.
The Committee has been diligent in its review of all current and proposed regulatory requirements and, in respect thereof, continues to monitor and update the Corporation’s corporate governance practices. In this regard, reference should be made to the information required by National Instrument 58-101 “Disclosure of Corporate Governance Practices” which is set out in Schedule “A” to this Circular.
The information required by Multilateral Instrument 52-110 “Audit Committees” is included in the Corporation’s Annual Information Form dated March 12, 2006 (the “AIF”) under the heading “Audit Committee Information” and the Audit Committee Charter is set out in Appendix C to the AIF.
COMPENSATION OF DIRECTORS
The aggregate cash compensation paid to the nine directors, other than executive officers, in the last completed fiscal year was $262,000.
Each director, other than those who are executive officers, is entitled to a fee of $1,000 for each meeting of the Board, Audit Committee, Compensation Committee, Environmental, Health and Safety Committee, Corporate Governance Committee, and Shareholders attended and for attendance to sign resolutions or by-laws from time to time. Non-executive management chairs receive an honorarium of $5,000, and the Lead Director receives an annual honorarium of $10,000.
During the most recently completed financial year the cash compensation paid to each director, other than executive officers, included an honorarium of $10,000. Mr. W. B. MacInnes also received additional director’s compensation of $10,000 in recognition of his extraordinary contribution to the Corporation.
During 2005, the following stock options were granted to non-management directors.
STOCK OPTION GRANTS TO DIRECTORS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

		% of Total		Market Value of
	Stock	Options		Shares
	Options	Granted in	Exercise	Underlying
	Granted	Financial	Price per	Options on the
Director Name	(#)	Year	Share	Date of Grant	Expiration Date

John C. Gorman	10,750	0.49%	$13.54	$13.54	April 30, 2010

Dirk Jungé	10,750	0.49%	$13.54	$13.54	April 30, 2010

David M. Knott	10,750	0.49%	$13.54	$13.54	April 30, 2010

Wallace B. MacInnes	10,750	0.49%	$13.54	$13.54	April 30, 2010

Violet S. A. Riddell	10,750	0.49%	$13.54	$13.54	April 30, 2010

Susan L. Riddell Rose	10,750	0.49%	$13.54	$13.54	April 30, 2010

John B. Roy	10,750	0.49%	$13.54	$13.54	April 30, 2010

Alistair S. Thomson	10,750	0.49%	$13.54	$13.54	April 30, 2010

Bernhard M. Wylie	10,750	0.49%	$13.54	$13.54	April 30, 2010

The following table sets out the stock options that were restructured as a result of the Trilogy Spinout on April 1, 2005. See “Stock Options Restructured During 2005”.

		Securities		New	New
		under Option	Exercise Price	Exercise	Exercise	Length of Original
		Before and	per Share at	Price per	Price per	Option Term
	Date of	After the	Time of	Common	Holdco	Remaining at Date of
Director Name	Restructuring	Restructuring	Restructuring	Share	Share	Restructuring

John C. Gorman	April 1/05	12,500	$9.00	$4.37	$4.63	2 years to Apr. 30/07
	April 1/05	3,750	$8.91	$4.33	$4.58	3 years to Apr. 30/08

Dirk Jungé	April 1/05	18,000	$9.00	$4.37	$4.63	2 years to Apr. 30/07
	April 1/05	5,000	$8.91	$4.33	$4.58	3 years to Apr. 30/08

David M. Knott	April 1/05	25,000	$9.00	$4.37	$4.63	2 years to Apr. 30/07
	April 1/05	5,000	$8.91	$4.33	$4.58	3 years to Apr. 30/08

Wallace B. MacInnes	April 1/05	12,500	$9.00	$4.37	$4.63	2 years to Apr. 30/07
	April 1/05	3,750	$8.91	$4.33	$4.58	3 years to Apr. 30/08

Violet S. A. Riddell	April 1/05	12,500	$9.00	$4.37	$4.63	2 years to Apr. 30/07
	April 1/05	3,750	$8.91	$4.33	$4.58	3 years to Apr. 30/08

Susan L. Riddell Rose	April 1/05	25,000	$9.00	$4.37	$4.63	2 years to Apr. 30/07
	April 1/05	5,000	$8.91	$4.33	$4.58	3 years to Apr. 30/08

John B. Roy	April 1/05	25,000	$9.00	$4.37	$4.63	2 years to Apr. 30/07
	April 1/05	5,000	$8.91	$4.33	$4.58	3 years to Apr. 30/08

Alistair S. Thomson	April 1/05	25,000	$9.00	$4.37	$4.63	2 years to Apr. 30/07
	April 1/05	5,000	$8.91	$4.33	$4.58	3 years to Apr. 30/08

Bernhard M. Wylie	April 1/05	12,500	$9.00	$4.37	$4.63	2 years to Apr. 30/07
	April 1/05	3,750	$8.91	$4.33	$4.58	3 years to Apr. 30/08

The following options were exercised or surrendered during 2005 by the directors.
STOCK OPTIONS EXERCISED OR SURRENDERED FOR CASH DURING 2005
AND YEAR-END VALUES AT DECEMBER 31, 2005

	Securities				Value of Unexercised in-the-
	Acquired	Aggregate	Unexercised Stock Options at		Money Stock Options at
	on	Value	Financial Year End		Financial Year End(1)
Director Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)

John C. Gorman	13,750	305,583	7,500	19,500	199,025	418,858

Dirk Jungé	7,000	155,470	14,250	19,500	378,153	418,858

David M. Knott	—	—	21,250	19,500	563,863	418,858

Wallace B. MacInnes	7,500	126,263	7,500	19,500	199,025	418,858

Violet S. A. Riddell	13,750	308,388	7,500	19,500	199,025	418,858

Susan L. Riddell Rose	—	—	21,250	19,500	563,863	418,858

John B. Roy	—	—	21,250	19,500	563,863	418,858

Alistair S. Thomson	—	—	21,250	19,500	563,863	418,858

Bernhard M. Wylie	7,500	205,400	—	19,500	—	418,858

(1)	Based upon the closing price of a Common Share on the Toronto Stock Exchange on Friday, December 30, 2005, of $30.90.

HOLDCO OPTIONS SURRENDERED FOR CASH DURING 2005
AND YEAR-END VALUES AT DECEMBER 31, 2005

					Value of Unexercised in-the-
		Aggregate	Unexercised Stock Options at		Money Stock Options at
	Securities	Value	Financial Year End		Financial Year End(1)
Director Name	Surrendered	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)

John C. Gorman	—	—	7,500	8,750	155,913	181,950

Dirk Jungé	—	—	14,250	8,750	296,240	181,950

David M. Knott	—	—	21,250	8,750	441,700	181,950

Wallace B. MacInnes	7,500	157,413	—	8,750	—	181,950

Violet S. A. Riddell	—	—	7,500	8,750	155,913	181,950

Susan L. Riddell Rose	—	—	21,250	8,750	441,700	181,950

John B. Roy	—	—	21,250	8,750	441,700	181,950

Alistair S. Thomson	—	—	21,250	8,750	441,700	181,950

Bernhard M. Wylie	7,500	157,413	—	8,750	—	181,950

(1)	Based upon the value of Holdco shares using a closing price of a Trilogy trust unit on the Toronto Stock Exchange on Friday, December 30, 2005, of $23.80.
APPOINTMENT OF AUDITOR
Unless authority is withheld, the persons named in the enclosed form of proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants, 1000 Ernst & Young Tower, 440 Second Avenue S.W., Calgary, Alberta T2P 5E9, as auditor of the Corporation to hold office until the next annual meeting of shareholders. Ernst & Young LLP has been the auditor of the Corporation since its inception in 1978 and has no direct or indirect financial interest in the Corporation.
The total fees paid to Ernst & Young LLP for audit, audit related and non-audit services rendered from January 1 to December 31, 2005, amounted to $557,000, broken down as follows: (i) audit services – $550,000; (ii) audit related services – $6,000; and (iii) non audit services consisting of review of various tax matters – $1,000.
APPROVAL OF OPTIONS GRANTED UNDER THE OPTION PLAN
AND AMENDMENTS TO THE OPTION PLAN
The maximum number of Common Shares that can be issued under the Option Plan is 5,900,000. This number represented 10 percent of the Corporation’s issued and outstanding Common Shares at the time the Option Plan was established in 2000. Under the Option Plan, options granted and subsequently exercised for Common Shares do not increase the pool of options available for grant under the Option Plan. As a result, as options are granted and exercised for Common Shares the pool of options available for grant decreases. The pool of options available for grant under the Option Plan ran out in late 2005. As part of the Corporation’s long-term incentive plan for its directors, officers and employees, the Board has granted options to acquire an aggregate of 1,404,500 Common Shares under the Option Plan to date in 2006 (collectively the “Above Reserve Options”), and may grant options to acquire an aggregate of up to 300,000 Common Shares under the Option Plan following the date hereof and prior to the date of the Meeting over and above the options available for grant under the Option Plan. The particulars of the Above Reserve Options granted to directors, officers and employees of the Corporation to date in 2006, each as a group, are as follows:

	Number of	Exercise Price
	Common Shares	per Common
	subject to Options	Share	Vesting Provisions	Expiry Date

Non-Management
Directors	45,000	$34.16	October 19, 2010	April 30, 2011

Officers	652,500	$34.16	50,000 vest October 19, 2010	April 30, 2011
			602,500 vest over four years
			from October 19, 2006 to
			October 19, 2010

Employees	707,000	$29.00 to $38.00	647,000 vest October 19, 2010	June 30, 2010 to
			60,000 vest over four years	April 30, 2011
			from 2007 to 2010

The Above Reserve Options are subject to approval of the Corporation’s shareholders.
In January 2005, the Toronto Stock Exchange (the “TSX”) amended its security-based compensation rules (the “TSX Rules”) to permit issuers listed on the TSX to adopt “rolling” or “evergreen” stock option plans pursuant to which a fixed percentage of the issued and outstanding shares of the issuer could be reserved for issuance upon the exercise of stock options, rather than a fixed maximum number of shares to be reserved for this purpose.
The Board believes that it is in the best interests of the Corporation to amend the Option Plan to make it a “rolling” stock option plan as a “rolling” stock option plan accomplishes the same principal goal as a fixed number stock option plan, namely aligning the interests of the directors, officers and employees of the Corporation with the Corporation’s shareholders, and should reduce the administrative time and costs associated with the Option Plan as it will be easier to administer and will only have to be approved by the Corporation’s shareholders every three years (versus every time the Corporation seeks to increase the number of Common Shares issuable under the Option Plan as is required for a fixed number stock option plan). Accordingly, the Board has approved an amendment to the Option Plan to provide that the aggregate number of Common Shares that may be subject to all outstanding options granted under the Option Plan at any time, together with the aggregate number of Common Shares issuable by the Corporation pursuant to or in connection with any other security-based compensation arrangement (as defined in the TSX Rules), shall not exceed 10 percent of the outstanding Common Shares at that time.
The number of Common Shares issuable upon exercise of options granted under Option Plan as a fixed number stock option plan was initially set at 10 percent of the then issued and outstanding Common Shares when the Option Plan was established in 2000. As such, amending the Option Plan to make it a 10 percent “rolling” plan will not change the historic maximum number of Common Shares which can be issued upon exercise of options granted under the Option Plan, but will allow such maximum number to automatically adjust, without any further action by the Board or the Corporation’s shareholders, for exercises of options granted under the Option Plan (exercises of options will “reload” the Option Plan by making that number of Common Shares issued upon exercise of options available for new grants of options) and increases or decreases in the number of issued and outstanding Common Shares.
Under the TSX Rules, any “rolling” stock option plan must be approved every three years by the issuer’s directors and shareholders.
The Option Plan currently provides that “the Board may at any time amend or revise the terms of the Plan or an Option Agreement (as hereinafter defined), subject to regulatory approval, provided that no such amendment or revision shall alter the terms of any Options previously granted under the Plan.” The TSX has issued a staff notice indicating that general amendment provisions in stock option plans of TSX issuers, such as the amendment provisions in the Plan, are not sufficient and if such general amendment provisions are not revised to provide specific details regarding when shareholder approval will be required for an amendment, shareholder approval may be required for any amendment to the issuer’s stock option plan. Accordingly, the Board believes that it is in the best interests of the Corporation to make, and has approved, an amendment to the Option Plan to provide for an amendment provision which provides specific details regarding when shareholder approval will be required for an amendment in compliance with the TSX Rules.

The foregoing amendments to the Option Plan are subject to the approval of the Corporation’s shareholders. If such amendments are approved by the Corporation’s shareholders at the Meeting, all other provisions of the Option Plan will remain unchanged.
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass the following resolution:
“BE IT RESOLVED that:
1.	The Above Reserve Options are approved.

2.	The Option Plan be amended by:
(i)	deleting Section 3 in its entirety and replacing it with the following:
“3.	Shares Subject to the Plan

The aggregate number of Common Shares that may be subject to all outstanding options (“Options”) granted under the Plan at the time of the grant, together with the aggregate number of Common Shares issuable by the Corporation pursuant to or in connection with any other security-based compensation arrangement (as defined in the Company Manual of the Toronto Stock Exchange), shall not exceed 10 percent of the outstanding Common Shares at that time.”; and
(ii)	deleting Section 6 in its entirety and replacing it with the following:
“6.	Administration, Interpretation, Amendment and Termination
(a)	The Board of Directors shall have the unfettered right to interpret the provisions of the Plan and to make such regulations and formulate such administrative provisions for carrying the Plan into effect and to make such changes thereto and in the regulations and administrative provisions thereto as, from time to time, the Board of Directors deems appropriate and in the best interests of the Corporation.

(b)	The Board of Directors shall have the unfettered right from time to time and at any time to rescind, suspend or terminate the Plan as it shall deem advisable; provided, however, that no such rescission, suspension or termination shall impair or change the rights and Options previously granted under the Plan without the prior written consent of the Participant or Participants affected and any necessary prior written consent of any stock exchange on which the Common Shares of the Corporation may then be listed and posted for trading.

(c)	The Board of Directors may amend the Plan at any time; provided, however, that no such amendment may, without the consent of a Participant, adversely alter or impair any Option previously granted to a Participant under the Plan. Any amendment to be made to this Plan or an Option under this Plan is subject to the prior approval of the Toronto Stock Exchange and shareholders of the Corporation, where required by the rules of the Toronto Stock Exchange. The Board of Directors shall have the power and authority to approve amendments relating to the Plan or a specific Option without further approval of the shareholders of the Corporation, to the extent that such amendments relate to among other things:
(i)	altering, extending or accelerating the terms of vesting applicable to any Option or group of Options;

(ii)	altering the terms and conditions of vesting applicable to any Option or group of Options;

(iii)	changing the termination provisions of an Option, provided that the change does not entail an extension beyond the original expiry date of such Option;

(iv)	accelerating the expiry date in respect of an Option;

(v)	determining the adjustment provisions pursuant to Section 17 hereof;

(vi)	amending the definitions contained within the Plan and other amendments of a “housekeeping” nature; and

(vii)	amending or modifying the mechanics of exercise of the Options.
No amendment of the Plan may contravene the requirements of the Toronto Stock Exchange or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject to.”
3.	Any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolutions.”
In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by shareholders who vote in person or by proxy at the Meeting.
It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the resolution set forth above.
OTHER MATTERS TO BE ACTED UPON
Information contained herein is given as of March 3, 2006. Management knows of no matters to come before the Meeting other than the matters referred to in the enclosed Notice of Annual and Special Meeting of Shareholders. If any matters which are not known at the time of the Circular should properly come before the Meeting, the enclosed proxy will be voted on such matters in accordance with the best judgment of the person holding such proxy.
ADDITIONAL INFORMATION
Additional information about the Corporation, including financial information, is provided in the Corporation’s financial statements and management’s discussion and analysis for the year ended December 31, 2005, which can be found, along with all other publicly filed documents, on SEDAR at www.sedar.com.
For additional copies of this Circular or the financial statements and management’s discussion and analysis for the year ended December 31, 2005, please contact the Corporate Secretary of the Corporation at 4700, 888 – Third Street S.W., Calgary, Alberta T2P 5C5.
DIRECTORS’ APPROVAL
The contents and the sending of this Circular have been approved by the Directors of the Corporation.
C. H. Riddell (signed)
Chief Executive Officer
Calgary, Alberta
March 3, 2006

SCHEDULE “A”
PARAMOUNT RESOURCES LTD.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Disclosure Requirement		Our Corporate Governance Practices
1.	Board of Directors

a.	Disclose the identity of directors who are independent.	J.C. Gorman, D. Jungé, D.M. Knott, W.B. MacInnes, J.B. Roy and A.S. Thomson are independent as that term is defined in section 1.4 of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). J.C. Gorman, W.B. MacInnes, J.B. Roy and A.S. Thomson, all of the members of the Audit Committee, are also independent as that term is defined in section 1.5 of MI 52-110.

b.	Disclose the identity of directors who are not independent, and describe the basis for that determination.	C.H. Riddell, J.H.T. Riddell, V.S.A. Riddell, S.L. Riddell Rose and B.M. Wylie are not independent. C.H. Riddell and J.H.T. Riddell are not independent because they also members of management of the Corporation. B.M. Wylie provides consulting services to the Corporation from time to time and accordingly there exists a material business relationship with the Corporation. V.S.A. Riddell and S.L. Riddell Rose have a familial relationship with the Chief Executive Officer and the President of the Corporation.

c.	Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.	A majority of the directors are independent.

d.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The directors are also directors or trustees of the reporting issuers set out beneath their respective names below.
C. H. Riddell
Paramount Energy Operating Corp., Administrator of Paramount Energy Trust Trilogy Energy Ltd., Administrator of Trilogy Energy Trust Trustee, Newalta Income Fund Duvernay Oil Corp

Disclosure Requirement		Our Corporate Governance Practices
J.H.T. Riddell
Trilogy Energy Ltd., Administrator of Trilogy Energy Trust

S. L. Riddell Rose
Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

J. B Roy
Trustee, Calpine Power Income Fund

J. C. Gorman

D. Jungé

D. M. Knott

W. B. MacInnes

V. S. A. Riddell

A. S. Thomson

B. M. Wylie

e.	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent directors hold regularly scheduled meetings semi-annually at which non-independent directors and members of management are not in attendance. The independent directors will also meet on an ad hoc basis where circumstances warrant. In the 2005 financial year there were two meetings of the independent directors at which non-independent directors and members of management were not in attendance.

f.	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	C.H. Riddell is the Chair of the board of directors of Paramount Resources Ltd. C.H. Riddell is not an independent director. The board has appointed Mr. J.B. Roy as Lead Director and Mr. Roy is an independent director. The responsibilities of the Lead Director are to:

•     Ensure that the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements. Assist and provide input to the Chairman on preparation of agendas for Board meetings as required.

• Consult with the Chairman and the Board on the effectiveness of Board committees.

• Ensure that independent directors have adequate opportunities to meet to discuss issues without management present.

• Chair Board meetings when the Chairman and President are not in attendance.

• Ensure delegated committee functions are

Disclosure Requirement		Our Corporate Governance Practices
carried out and reported to the Board, for example, the CEO performance assessment, CEO and Board succession planning, and strategic planning.

• Act as a liaison between the Board and management.

g.	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance of each director for all board meetings is as follows:

	Committee	Board
	Meetings	Meetings
	Attended	Attended
C. H. Riddell	1 of 1	8 of 8
J.H.T. Riddell	N/A	8 of 8
J. C. Gorman	8 of 8	8 of 8
D. Jungé	2 of 2	6 of 8
D. M. Knott	2 of 2	5 of 8
W. B. MacInnes	11 of 11	8 of 8
V.S. A. Riddell	N/A	7 of 8
S. L. Riddell Rose	N/A	6 of 8
J. B. Roy	11 of 11	8 of 8
A. S. Thomson	8 of 8	6 of 8
B. M. Wylie	2 of 2	6 of 8

Total Attendance Rate	100%	86%

2.	Board Mandate

a.	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board of Directors is attached as Schedule “B”.

3.	Position Descriptions

a.	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	Written position descriptions have been developed for the Chair and the Lead Director, which position descriptions still require Board consideration. Position descriptions for the chair of each Board committee have not yet been developed but currently are being considered by the Corporate Governance Committee.

b.	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	A written position description has been developed for the CEO and the CFO by the Corporate Governance Committee of the Board. The position descriptions still require Board consideration.

Disclosure Requirement	Our Corporate Governance Practices
4. Orientation and Continuing Education

a.    Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.
A Corporate Governance Manual was developed which provides for a Directors’ Education Program designed to assist new and existing Board members in understanding the role of the Board, its committees and the contribution individual Board members are expected to make. New directors will be made aware of the nature and operation of the business of the Corporation through interviews with the Chair and management during which they are briefed on the Corporation and its current business issues.

b.    Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Information on courses pertaining to corporate governance is circulated to Board members. Additionally, the Corporate Governance Committee meets semi-annually to discuss topical issues and to review and update the Corporate Governance Manual. The Corporate Governance Committee then reports back to the Board and, where required, obtains Board approvals.

5.    Ethical Business Conduct

a.    Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)   disclose how a person or company may obtain a copy of the code;

(ii)  describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Board has adopted a written Code of Business Conduct for all employees and consultants. There is also a written Code of Ethics for the CEO, president, CFO and senior financial supervisors. In addition, each director has a copy of the Corporate Governance Manual which sets out a standard of conduct expected of directors as does the Disclosure and Insider Trading Policy. The Board has also adopted a Whistleblower Policy.

The Code of Business Conduct, the Disclosure and Insider Trading Policy and the Whistleblower Policy are set out in the Corporation’s intranet site under the tab Human Resources, Policies, Codes and Guidelines.

Additionally, the Code of Ethics, the Code of Business Conduct and the Whistleblower Policy are available on the Corporation’s website http://www.paramountres.com as well as on SEDAR.

Lastly, should anyone wish a hard copy of any of these policies, they may be obtained on request from the Corporate Secretary of the Corporation at 4700 - 888 Third Street S.W., Calgary, Alberta T2P 5C5.

Compliance is monitored by the Board receiving, annually, certificates from the officers of the Corporation confirming their compliance with the Code of Conduct. Additionally, prior to such certification being given, each employee and

Disclosure Requirement		Our Corporate Governance Practices
consultant will have received a memo from management reiterating the need to comply with the Code of Conduct and reminding them that the Whistleblower Policy facilitates anonymous disclosure of any breach.

No material change reports have been filed by the Corporation during the 2005 financial year relating to a director’s or executive officer’s departure from either the Code of Business Conduct or the Code of Ethics.

b.	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors must disclose all interests and relationships of which the director is aware which may give rise to a conflict of interest. Directors are also required to disclose any actual or potential personal interest in a matter on which the Board is making a decision and withdraw from the deliberations.

c.	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	All employees and consultants are provided with a copy of the Code of Business Conduct which stresses that employees and consultants are expected and required to adhere to the highest ethical standards. Employees and consultants are asked to certify their review of and compliance with the provisions of the Code of Business Conduct and, both initially and on an ongoing basis, any actual or potential conflict of interest situations they are in.

6.	Nomination of Directors

a.	Describe the process by which the board identifies new candidates for board nomination.	The Corporate Governance Committee is responsible for identifying new candidates for nomination to the Board and recommending them to the Board when appropriate. Upon there being a vacancy on the Board or a determination being made that the Board should be expanded, the Corporate Governance Committee would meet to review whether there were particular competencies needed by the Board and to set for the criteria in the selection process. The Committee would also determine whether any of the members were aware of individuals who might be considered and would also review the advisability of securing independent consultants to assist in the search. Once a suitable slate of candidates was identified, the Committee would meet with the Chairman for input, after which time, the slate would be presented to the Board. The Board would then discuss the competencies of the various candidates and, if applicable, identify one or more to be approached. The Board would also determine which Board member should make the contact after which that member would report back to the Board.

Disclosure Requirement		Our Corporate Governance Practices
b.	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Corporate Governance Committee is composed entirely of independent directors and is charged with identifying new candidates for nomination to the board.

c.	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Corporate Governance Committee is responsible for considering the appropriate size of the Board, establishing the criteria for Board membership, assessing the competencies and skills of each existing director and any new nominees with a view to achieving competencies and skills that the Board as a whole should possess, proposing candidates for election or re-election and ensuring there is an orientation program in place for new Board members and a continuing education program in place for all directors.

7.	Compensation

a.	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Corporate Governance Committee periodically reviews the adequacy and form of compensation of directors to ensure that the level of compensation realistically reflects the responsibilities and risks involved in being an effective director and reports and makes recommendations to the Board accordingly.

The Compensation Committee recommends to the Board the annual salary, bonus and other benefits, direct and indirect, of the CEO and approves the compensation for all other designated officers after considering the recommendations of the CEO, all within the compensation policies and general human resources policies and guidelines concerning employee compensation and benefits approved by the Board.

b.	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Board has a Compensation Committee which is composed of two independent members and one member who is not independent. J.B. Roy, the Lead Director, is a member of the Compensation Committee. The Corporation participates in an annual compensation survey conducted by independent consultants encompassing, inter alia, executive compensation. This survey examines the salary, benefits and other incentive programs in effect with other oil and gas companies operating in Canada.

c.	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Compensation Committee ensures that the Corporation has programs in place to attract and develop management of the highest caliber and to

Disclosure Requirement		Our Corporate Governance Practices
ensure orderly succession of management; implements and administers compensation and general human resources policies and guidelines concerning executive compensation, contracts, stock option and other incentive plans, and proposed personnel changes involving officers reporting to the CEO; reviews the Corporation’s policies and programs relating to benefits; receives the CEO’s recommendations relating to annual compensation policies and budgets for all employees; reviews the Corporation’s compensation policies and overall labour relations strategy; makes regular reports to the Board on the Committee’s activities and findings; and develops a calendar of activities to be undertaken by the Committee for each ensuing year which is submitted to the Board annually.

d.	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	No compensation consultant or advisor has, at any time since the beginning of the 2005 financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers.

8.	Other Board Committees

a.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	As discussed previously, the Board has a Corporate Governance Committee whose mandate, inter alia, encompasses the nomination of new candidates for directors. The Board’s other standing committee is the Environmental, Health and Safety Committee. This Committee’s purpose is to review and monitor the environmental and employee health and safety policies and activities of the Corporation and its subsidiaries.

In addition, the Audit Committee is responsible for, inter alia, reviewing the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The Audit Committee also reviews the appointment of the independent engineering firm responsible for evaluating the Corporation’s reserves and reviews the reserves data and the report of the reserves evaluator prior to making recommendations to the Board with respect thereto.

Disclosure Requirement		Our Corporate Governance Practices
9.	Assessments

a.	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board is responsible for making regular assessments of its effectiveness as well as the effectiveness and contribution of each Board committee and each individual director. The Corporate Governance Committee establishes and administers a process (including a review by the full Board and discussion with management) for assessing the effectiveness of the Board as a whole and the Board committees. A Board assessment and evaluation questionnaire is included in the Corporate Governance Manual and each director, as part of the overall assessment process, will complete a questionnaire on an annual basis.

In addition, each Board committee conducts an annual review and assessment of its performance, including compliance with its charter and its role, duties and responsibilities and submits a report to the Board for consideration and recommendations.

SCHEDULE “B”
PARAMOUNT RESOURCES LTD.
BOARD OF DIRECTORS
MANDATE
(Adopted by the Board of Directors on May 19, 2005)
A.	INTRODUCTION
     The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management, which is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Corporation.
B.	PROCEDURES AND ORGANIZATION
     The Board operates by delegating certain of its powers to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board and determining Director compensation. Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act, Alberta (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.
C.	DUTIES AND RESPONSIBILITIES
     The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.
1.	Legal Requirements
(a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b)	The Board has the statutory responsibility to:
(i)	manage the business and affairs of the Corporation;

(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)	act in accordance with its obligations contained in the Business Corporations Act, Alberta and the regulations thereto, the Corporation’s Articles and By-Laws, securities legislation of each province and territory of Canada, and other relevant legislation and regulations;
(c)	The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:
(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the directors or in the office of auditor;

(iii)	the issuance of securities;

(iv)	the declaration of dividends;

(v)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)	the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of the annual financial statements of the Corporation, MD&A and AIF; and

(ix)	the adoption, amendment or repeal of By-Laws of the Corporation.
2.	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to facilitate the Board to function independently of management. In this regard, the Board shall consist of a majority of “independent directors”[1], as that term is defined in Section 1.4 of Multilateral Instrument 52-110, Audit Committee or such guidelines as may hereafter replace the same. The independent board members should hold separate, regularly scheduled meetings at which members of management are not in attendance. In as much as the chair of the Board of Paramount Resources Ltd. is not independent, an independent director has been appointed as “lead director.”

3.	Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving, as required, the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation’s business.

4.	Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5.	Division of Responsibilities

The Board has the responsibility to:
(a)	appoint and delegate responsibilities to committees where appropriate to do so; and

(b)	develop position descriptions for:
(i)	the Chair of the Board;

(ii)	the lead director;

(iii)	the Chief Executive Officer;

(iv)	the President and Chief Operating Officer

(v)	the Chief Financial Officer.

6.	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:
(a)	to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to determine and approve the Chief Executive Officer’s compensation, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

(b)	to approve the appointment and remuneration of all other designated corporate officers, acting upon the advice of the Chief Executive Officer;

(c)	to the extent feasible, to satisfy itself as to the integrity of the Chief Executive Officer and other corporate officers and that the Chief Executive Officer and other corporate officers create a culture of integrity throughout the organization;

(d)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of management; and

(e)	to ensure that management is aware of the Board’s expectations of management.
7.	Policies, Procedures and Compliance

The Board has the responsibility:
(a)	to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)	to approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(c)	to ensure the Corporation sets high environmental standards in its operations and is in compliance with environmental laws and legislation; and

(d)	to ensure the Corporation has in place appropriate programs and policies for the health and safety of its employees in the workplace.
8.	Reporting and Communication

The Board has the responsibility:
(a)	to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)	to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(d)	to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation;

(e)	to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and

(f)	to develop appropriate measures for receiving shareholder feedback.
9.	Monitoring and Acting

The Board has the responsibility:
(a)	to monitor the Corporation’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(c)	to ensure that the Corporation has implemented adequate internal control and management information systems which ensure the effective discharge of its responsibilities; and

(d)	to make regular assessments of the Board’s effectiveness, as well as the effectiveness and contribution of each Board Committee. This responsibility has been delegated to the Corporate Governance Committee working in conjunction with the Chairman of the Board.

[1]1.4	Meaning of Independence —
(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” means a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:
(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer:

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:
(i)	is, a partner of a firm that is the issuer’s internal or external auditor;

(ii)	is an employee of that firm; or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time.
(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i)	is a partner of the firm that is the issuer’s internal or external auditor;

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;
(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12-month period within the last three years.
(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:
(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.
(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:
(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.
(7)	Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

B-4